1191 Second Avenue	206.389.4510
10th Floor	Fenwick.com
Seattle, WA 98101

Katherine K. Duncan
KDuncan@Fenwick.com I 206.389.4537

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER: “[*]” IN THE LETTER FILED VIA EDGAR.
September 22, 2021
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, DC 20549
Attention:          Stephen Kim
Rufus Decker
Donald Field
Mara Ransom
Re:                       Remitly Global, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 14, 2021
File No. 333-259167
Ladies and Gentlemen:
We are submitting this letter on behalf of Remitly Global, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated September 21, 2021 (the “Letter”), regarding the Company’s Registration Statement on Form S-1 (File No. 333-259167) filed with the Commission on September 14,
CONFIDENTIAL TREATMENT REQUESTED BY REMITLY GLOBAL, INC.

United States Securities and Exchange Commission
Division of Corporation Finance
September 22, 2021

2021 (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics.
Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.
Amendment No. 1 to Registration Statement on Form S-1
General
1.    We read your response to comment 1. For all valuation dates and scenarios, please tell us the amount of allocated enterprise value between common and preferred stock and the rationale/context behind the allocation percentages.
In response to the Staff’s comment, the Company’s equity value was allocated between the common stock and preferred stock as set forth below. Because of the amount of preferred stock we have raised across six major rounds of financing, in all time periods at least [*]% of the equity value is attributed to preferred stock, as can be seen in the Company’s outstanding capital stock as disclosed in the Registration Statement on Form S-1 filed on September 14, 2021 (“Amendment No. 1”):

Date of Third-party Independent Valuation	Equity Value*	Equity Value Allocated to Common Stock	Equity Value Allocated to Preferred Stock
December 22, 2020	$[*]	[*]% or $[*]	[*]% or $[*]
March 1, 2021	$[*]	[*]% or $[*]	[*]% or $[*]
June 2, 2021	$[*]	[*]% or $[*]	[*]% or $[*]
July 15, 2021	$[*]	[*]% or $[*]	[*]% or $[*]
August 31, 2021	$[*]	[*]% or $[*]	[*]% or $[*]
CONFIDENTIAL TREATMENT REQUESTED BY REMITLY GLOBAL, INC.

United States Securities and Exchange Commission
Division of Corporation Finance
September 22, 2021

*Remaining equity value was allocated to common stock options and warrants.
The allocation between common and preferred stock was determined at each valuation date according to the scenario contemplated within the probability-weighted expected return method (“PWERM”). The IPO scenarios contemplated within the PWERM at each valuation date were treated as fully diluted exits at the estimated future equity values; therefore, the allocation between common stock and preferred stock was calculated based on a fully diluted outlook and then further weighted based on the probabilities of each IPO exit scenario utilized in the PWERM (six scenarios in total).
2.    We read your response to comment 2. Please provide us a timeline that provides all relevant events causing increases in your common stock fair value and enterprise value since and including your December 22, 2020 valuation through the date of your response. Ensure that this timeline:
•Identifies and explains, in sufficient detail, material company-specific (financial and/or operation related) and market-specific events causing changes in value. To the extent that quantitative information is available (e.g., financial performance results, increase in the demand for online remittance, etc.), provide the relevant information. To the extent that it is not practicable to quantify certain events, provide relevant qualitative information regarding their impact (known trends - financial or operational, additional markets entered, increased market share, changes in the market, etc.) and the significance of their impact (e.g., minimal, moderate, large).
In response to the Staff’s comment, we note that there were three material Company-specific and market-specific factors that resulted in significant increases in the fair value of the Company’s common stock during the same period, which included the following (listed in order of the significance of their impact on the valuation):
1.    Most Material: Substantial increase in the probability of an IPO following the initial confidential submission of the draft Registration Statement on Form S-1 on June 9, 2021. While the Company switched to PWERM methodology for 409A valuations beginning in December 2020, the IPO probability applied by the Company's independent valuation firm increased substantially after submission of the first confidential draft Registration Statement on June 9, 2021, and continued to increase as the Company achieved additional milestones towards an IPO, including subsequent submissions of the Registration Statement in July and August 2021.
CONFIDENTIAL TREATMENT REQUESTED BY REMITLY GLOBAL, INC.

United States Securities and Exchange Commission
Division of Corporation Finance
September 22, 2021

2.    Material: Higher multiples applied to the Company’s revenue forecasts as a result of increasingly favorable market conditions, including rising peer company valuations in 2021; and
3.    Less Material: Growth in the Company’s revenue during the trailing twelve months, particularly in the second and third quarters of 2021.
These items have materially impacted the assumptions used in the Company’s third-party independent valuation reports between December 2020 and August 2021, as follows:
Company-specific events: Increases in the Probability of an IPO (increasing PWERM allocation method)
The Company achieved significant milestones towards its IPO in the latter half of 2021, including confidential submission of successive drafts of its Registration Statement on Form S-1 on June 9 and July 21, 2021 and the initial public filing of the Registration Statement on August 30, along with successful testing-the-waters investor meetings in late June and throughout August. These milestones resulted in the Company significantly increasing its probability percentage applied to the PWERM, which contemplates IPO exit scenarios, as opposed to the OPM, in later valuations in 2021. In particular, the probability rose from [*]% to [*]% for the July 2021 valuation, which was the first valuation that occurred after submission of the first draft Registration Statement in June. The increase in the percentage applied to the PWERM, along with corresponding decreases in the discount for lack of marketability (“DLOM”), further resulted in material changes to the Company’s common stock during June through August 2021. The Company notes that the following assumptions were used in the valuation reports for the PWERM scenarios, resulting in significant increases in the Company’s valuation of Common stock, as follows (the fair value of common stock has been rounded to the nearest dollar):
CONFIDENTIAL TREATMENT REQUESTED BY REMITLY GLOBAL, INC.

United States Securities and Exchange Commission
Division of Corporation Finance
September 22, 2021

Valuation Date	PWERM %	Range of Allocated Fair Value of Common Stock Used in PWERM Scenarios:	Calculated Fair Value of Common Stock before DLOM*	DLOM %	Calculated Fair Value of Common Stock, after DLOM %*
December 22, 2020	[*]%	$[*] - $[*]	$[*]	[*]%	$4.95
March 1, 2021	[*]%	$[*] - $[*]	$[*]	[*]%	$6.55
June 2, 2021	[*]%	$[*] - $[*]	$[*]	[*]%	$9.65
July 15, 2021	[*]%	$[*] - $[*]	$[*]	[*]%	$14.11
August 31, 2021	[*]%	$[*] - $[*]	$[*]	[*]%	$28.73
*Based on the weighting of the scenarios used in the Company’s valuation, applying one OPM scenario, and six PWERM scenarios
In addition, the Company notes that the PWERM scenarios used in the 2021 valuations included calculated fair values of common stock up to $[*], prior to the DLOM, which exceeds the preliminary price range in Amendment No. 1.
Market-specific events: Growth in Valuation Multiples for Comparable Companies
The Company’s calculation of its enterprise value at each respective valuation date in 2021 also applied higher multiples to its revenue forecasts as a result of increasingly favorable market conditions, in particular rapid growth in valuation multiples seen in the FinTech industry in the latter half of 2021. The valuation multiples were also impacted by successful FinTech IPOs in this period, in particular Wise, Flywire, and Paymentus. Wise, which investors generally indicated was a good comparable for the Company, went public on July 7, 2021 and its multiple was included as soon as it became publicly available in August. Because of the increase in valuations of comparable public companies, including newly public FinTech companies, the multiple applied to the Company’s trailing twelve months (“TTM”) revenue ranged from [*]x - [*]x in its December 22, 2020 valuation, up to [*]x - [*]x in its August 31, 2021 valuation. Multiples applied to the Company’s revenue forecasts reflected similar changes during the same time period, with the next fiscal year forecast revenue multiples ranging from [*]x to [*]x in its December 22, 2020 valuation, up to [*]x to [*]x in its August 31, 2021 valuation.
CONFIDENTIAL TREATMENT REQUESTED BY REMITLY GLOBAL, INC.

United States Securities and Exchange Commission
Division of Corporation Finance
September 22, 2021

Company-specific events: Growth in TTM revenues
Increases to the Company’s trailing twelve months (“TTM”) actual results, particularly in the second and third quarters of 2021, caused corresponding increases to the Company’s enterprise values in the June 1, July 15, and August 31 valuations. This revenue growth was driven by increased customer acquisition as the shift toward digital remittances accelerated due to COVID-19. The full impact of this is seen starting in June 2021, as the TTM results include a full year of the COVID acceleration. For each of the following valuations, TTM revenue was as follows:

Valuation Date	TTM Revenue
December 22, 2020	$[*]
March 1, 2021	$[*]
June 2, 2021	$[*]
July 15, 2021	$[*]
August 31, 2021	$[*]
Interpolation of Fair Value:
As noted in our prior letter, the Company interpolated the fair value of common stock for grants in 2021, resulting in incremental compensation expense for grants of equity-based awards issued during January to August 2021.
We furthermore acknowledge the Staff’s comment in regard to the Company’s latest valuation, and for awards granted in July and August 31, 2021, the Company has prepared a valuation report as of September 20, 2021 to reflect a higher probability percentage applied to the PWERM (>98%), given the near certainty of an IPO, expected in the fourth quarter of 2021. In addition, the recent decision to sell a higher number of secondary shares in the IPO provides less dilution to existing shareholders. That, coupled with the expectation of a very near-term IPO, resulted in a decrease to the DLOM, resulting in a corresponding increase in the fair value of common stock. The September 21, 2021 valuation resulted in a fair value of common stock that approximates the mid-point of the preliminary price range of $40 in Amendment No. 1. The Company will utilize this valuation to interpolate the fair value of common stock to derive the grant-date fair value of equity awards granted during July and August 31, 2021. We note that in addition to the $14 million of incremental stock-based compensation expense noted on page 105 of Management’s Discussion and Analysis of Amendment No. 1, this updated valuation report resulted
CONFIDENTIAL TREATMENT REQUESTED BY REMITLY GLOBAL, INC.

United States Securities and Exchange Commission
Division of Corporation Finance
September 22, 2021

in an additional $5 million of incremental stock-based compensation expense which will be recognized over a period of 2-3 years.
As of August 31, 2021, we had approximately $67 million of total unamortized stock-based compensation expense, of which $27 million represents incremental stock-based compensation expense from interpolating the fair values of our common stock, or approximately 40% of our unamortized stock-based compensation expense as of August 31, 2021. The $27 million incremental expense comprises approximately $8 million for awards granted from January 1, 2021 through June 30, 2021 and $19 million for awards granted in July and August 2021 ($14 million and $5 million, from above).
We respectfully advise the Staff that the Company has revised its disclosure noted on page 105 of Management’s Discussion and Analysis in Amendment No. 2 to the Registration Statement to be filed by the Company, to provide additional transparency, as follows. The following disclosure is marked, as compared to Amendment No. 1:
“In some cases, we considered the amount of time between the valuation date and the grant date to determine whether to use the latest common stock valuation determined pursuant to one of the methods described above or a straight-line interpolation between the two valuation dates. This determination included an evaluation of whether the subsequent valuation indicated that any significant change in valuation had occurred between the previous valuation and the grant date. We also utilized this methodology for equity awards which were granted subsequent to June 30, 2021, using the most recent valuation of our common stock, which was valued on July 15, 2021 and ~~August 31, 2021~~ September 21, 2021. Between July 1, 2021 and August 31, 2021, we granted stock options and RSUs representing approximately 1.7 million shares of our common stock issuable upon the exercise of stock options or settlement of RSUs, which represents approximately 1% of our fully diluted shares as of June 30, 2021. We did not grant any equity awards in September 2021. ~~We expect to recognize stock-based compensation expense of approximately $14 million in connection with the grant of these stock options over their requisite service periods.~~ As of August 31, 2021, we had approximately $67 million of total unamortized stock-based compensation expense, of which $27 million represents incremental stock-based compensation expense from interpolating the fair values of our common stock, or approximately 40% of our unamortized stock-based compensation expense as of August 31, 2021. The $27 million incremental expense comprises approximately $8 million for awards granted from January 1, 2021 through June 30, 2021 and $19 million for awards granted in July and August 2021.”

CONFIDENTIAL TREATMENT REQUESTED BY REMITLY GLOBAL, INC.

United States Securities and Exchange Commission
Division of Corporation Finance
September 22, 2021

•Identifies and discusses key events associated with your offering including:
◦    When your Board of Directors began contemplating this offering and when it was authorized;
◦    When underwriters were engaged;
◦    All discussions of enterprise value or IPO pricing, even on an informal or preliminary basis;
◦    When financial statements were finalized;
◦    When filings were made; and
◦    Dates of each event.
In response to the Staff’s comment, the Company respectfully refers the Staff to the timeline it supplementally provided the Staff in a letter dated September 17, 2021 (the “Timeline”) through the Commission’s confidential portal.
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CONFIDENTIAL TREATMENT REQUESTED BY REMITLY GLOBAL, INC.

United States Securities and Exchange Commission
Division of Corporation Finance
September 22, 2021

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (206) 389-4537.

Sincerely,

/s/ Katherine K. Duncan

Katherine K. Duncan

Partner

FENWICK & WEST LLP

CC:	Matthew Oppenheimer
Saema Somalya
Remitly Global, Inc.

James Evans
Aman Singh
Angela Park
Fenwick & West LLP
CONFIDENTIAL TREATMENT REQUESTED BY REMITLY GLOBAL, INC.